April 8, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC
Amendment No. 3 to Draft Offering Statement on Form 1-A
Submitted January 10, 2024
CIK No. 0001982659

Dear Ms. Pandit and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 7, 2024 (the “Comment Letter”) with respect to the Company’s draft offering statement on Form 1-A submitted January 10, 2024 (the “Offering Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

We remain available to discuss with the Staff via telephone conference any of the responses set forth below, any of the modifications to the Offering Statement, or any of the issues raised on our call with the Staff held on February 26, 2024.

Amendment No. 3 to Draft Offering Statement on Form 1-A

Summary, page 1

1. We note your response to prior comment 10. Your disclosure has been revised to indicate that Roys may be “transacted” rather than “traded” and that “[t]he royaltiz.com platform is the only place where Roys can be transacted.” Please advise how “transacting” Roys is different than “trading roys” and clarify how transactions will work.

Company Response. As the Staff has correctly noted in its prior comments, users of the royaltiz.com platform do not “trade” Roys as the term is typically understood in the context of securities. The platform does not function like a stock exchange or other trading platform, where participants purchase and sell securities among one another. Instead, the platform facilitates only the sale of Roys by the Company to users. The Company views these operations as “transactions” with users but distinct from “trading” securities as the term is commonly understood, because users are not able to trade with each other, i.e., buy from and sell to other users on the platform (or anywhere else). The Company believes that “transact” appropriately characterizes the actions performed on the platform, which are transactional in nature.

The Talents, page 9

2. We note your response to comment 4 and reissue it in part. Please further include specific, detailed disclosure regarding the Talent associated with the Roys you intend to sell in this offering. In this regard, please provide enough information so investors can appreciate your reasoning in selecting Nick Kyrgios as a Talent. As a related matter, please revise the filing to clearly identify the Roys specifically associated with Nick Kyrgios. Lastly, to the extent that you will add Roys for other Talents sourced by the Company, confirm that you will provide a description of the Talent(s) and the Roy(s) associated with such Talent(s) prior to seeking qualification.

Company Response. The Company has included further disclosure about the Talent underlying the Roys sold in this offering on page 10 of the revised Offering Statement. The Company has also revised the Offering Statement throughout to clarify how many Roys associated with Nick Kyrgios are being sold. The Company confirms that it will provide a similarly fuller description of the Talents and Roys associated with such Talents prior to seeking qualification.

Characteristics of a Roy, page 10

3. We note your revisions to this section to discuss the redemption pricing formula. Provide an illustrative example of how the pricing formula operates using amounts associated with the Nick Kyrgios Talent. Explain how you will determine the maximum number of Roys authorized for issuance for each Talent and disclose the number of authorized Roys associated with the Nick Kyrgios Talent. Also, revise to utilize consistent terminology as we presume your references to “total maximum supply” have the same meaning as “total authorized.” Clarify whether Fans are able to see the current redemption price of the applicable Roy they are seeking to redeem on your web-site, as your disclosure on page 13 seems to suggest this is not the case.

Company Response. The Company has further considered the operation of the platform following our call with the Staff on February 26, 2024, and the revised Offering Statement reflects changes to the structure of the Company’s offering that aim to address the Staff’s concerns. In the revised structure, the Company will offer the Roys to Fans at a fixed price of $2.00, but will not offer Fans the ability to redeem their Roys. The Company may in the future offer Roys of a given Talent at a higher price based on a number of factors, including the magnitude of any increases in the yield levels associated with that Roy, but such price will be fixed and qualified with the SEC before being offered to Fans. For example, if the yield increases significantly from its initial level of $0.40 per year, and the Company believes that the higher yield levels are likely to be sustained, then it may offer Kyrgios Roys at a higher price but offering the same yield payments in absolute terms. Consequently, the price determination formula no longer serves a function in the Company’s revised structure, so the disclosure at issue has been removed in the revised Offering Statement.

The Company has revised the Offering Statement on page 10 to explain how it determines the number of Roys to issue of a given Talent.

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The Algorithm, page 11

4. We note your response to prior comment 6. Please clarify and revise your disclosure here and elsewhere as appropriate to reflect the extent to which you anticipate each particular Talent’s algorithm will be customized. In this regard, although we note your disclosure on page 10 that the “algorithm is broadly the same for all Talents,” we also note that the “Company customizes the algorithms in its judgment and discretion.” To the extent applicable, please provide further detail on how (i) the algorithm is customized for “particular categories of Talents in order to provide more accurate results,” (ii) you determine what these particular categories will be and (iii) such categories are different from the “key factors” the algorithm takes into account in measuring the success of a Talent. Lastly, to the extent applicable, please explain how Nick Kyrgios’ algorithm has been customized and confirm that you will similarly detail in each offering circular the algorithm customization for each Talent you seek to qualify.

Company Response. The Company has revised the Offering Statement on page 11 to include further disclosure on the customization of the algorithm and to disclose which permutation of the algorithm will be used to calculate the yield for the Nick Kyrgios Roys. The Company confirms that it will disclose such information for each Talent it seeks to qualify, and it will provide disclosure on its platform of the different categories applied by the algorithm.

5. We note your disclosure that the “algorithm draws from around thirty sources of [public] data” in its projection of a Talent’s future income. Please revise here and elsewhere as appropriate to disclose these sources.

Company Response. The Company has revised the Offering Statement on page 11 to disclose the public sources used by the algorithm.

The Royaltiz.com Website, page 12

6. Revise to provide the information sheet for the applicable Talent you are offering, in this case Nick Kyrgios.

Company Response. The Company has revised the Offering Statement on page 12 to provide the information sheet for Nick Kyrgios.

The Company and Management, page 14

7. We note your response to prior comment 8 and reissue it in part. To the extent applicable, please clarify whether you have any customers or contracts in place with regard to each line of business from which you expect to generate an additional source of income.

Company Response. The Company has revised the Offering Statement on page 1 and 13 to provide the requested information. The Company has had contracts in place for its French platform. For its anticipated U.S. platform, the Company has entered into a data purchase agreement with a third party pursuant to which the Company has agreed to license data relating to the introduction of the Nick Kyrgios Roys that are the subject of the offering. The Company has had discussions with other likely counter-parties, but it is awaiting qualification of Roys before entering into other definitive contracts with third parties because those third parties want assurance as to the timing of the commencement of operations in the U.S.

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General

8. We note your response to prior comment 14 and your disclosure that the “Company relies on MANSE Platform for rights to use the algorithm.” Please revise to include a description of the material terms of your licensing agreement with MANSE France for the rights to use the algorithm. Additionally, we note your disclosure on page 7 that “[i]n the case of Talents initially engaged by MANSE France whose intellectual property rights have been assigned to the Company, . . . the Company may lack control over the relationship with the Talent in those cases, and the issues are also subject to the terms of the Company’s agreement with MANSE France.” To the extent possible, please explain how the intellectual property of a Talent will be assigned to Manse USA in instances where Manse USA will issue Roys associated with that Talent. Lastly, please confirm that you will disclose the material terms of any licensing agreements for the intellectual property of each Talent and file such agreements as exhibits prior to seeking qualification.

Company Response. The Company has revised the Offering Statement on page 11 to describe the material terms of its licensing agreement with MANSE Platform for the rights to use the algorithm. The Company has also added disclosure on page 10 of the revised Offering Statement to describe how intellectual property would be assigned to MANSE USA from MANSE France. The Company confirms that it will disclose the material terms of any additional licensing agreements, to the extent applicable, for the intellectual property of each assigned Talent and will file such agreements prior to seeking qualification.

9. We note your response to prior comment 3 and the analysis you provided on page 14 of your response letter and request that you revise your offering statement to address the issues we discussed on our call with you on February 26, 2024 in relation to these comments.

Company Response. In light of our discussions with Staff, the Company has restructured its offering, as more fully described in the response to comment three above and in the revised Offering Statement. In the revised offering structure, the Company has decided to offer the Nick Kyrgios Roys that are the subject of this offering for a price of $2.00 per Roy. The Company will no longer allow redemptions of Roys, and the price of the Nick Kyrgios Roys will remain fixed at $2.00 while the Company monitors sales and yield levels of the Roys. At a later time, the Company may seek to qualify new classes of Nick Kyrgios Roys at a different offering price that correlates with the observed yield levels, as noted above. More broadly, the Company will use the Nick Kyrgios Roys to assess and refine the overall market dynamics of Roys and the efficacy of this system of qualifications and pricing before introducing Roys of other Talents.

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10. Further to our analysis of your response to prior comment 16, please supplementally provide the company’s balance sheet as of the most recent fiscal quarter end, on both a consolidated and unconsolidated basis.

Company Response. The Company has revised the Offering Statement on page F-5 to add the requested financial information, which is also included here:

BALANCE SHEET

DECEMBER 31, 2023

(In US dollars)

2023

ASSETS

Current assets
Cash and cash equivalents (Note 2)	6,915

Total current assets	6,915

Other assets	-

Total other assets	-

Total assets	$6,915

LIABILITIES AND MEMBER’S DEFICIT

2023

Current liabilities
Accounts payable and accrued liabilities	503,125
Related party payables (Note 3)	517,251

Total current liabilities	1,020,376

Long-term liabilities	-

Total long-term liabilities	-

Total liabilities	1,020,376

Member’s deficit (Note 5)	(1,013,461)

Total liabilities and member’s deficit	$6,915

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11. Further to our analysis of your response to prior comment 16, please supplementally provide the company’s income statements as of the most recent fiscal quarter end, on both a consolidated and unconsolidated basis.

Company Response. The Company has revised the Offering Statement on page F-6 to add the requested financial information, which is also included here:

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(In US dollars)

2023

Revenues (Note 2)	353,125

Gross profit	353,125

General and administrative expenses	1,366,585

Total operating expenses	1,366,585

Operating loss	(1,013,461)

Other income (expenses)	-

Total other (expenses) income	-

Net loss	$(1,013,461)

12. Please include a risk factor describing the risks presented if the company is determined to be an investment company required to be registered under the 1940 Act. In this regard, explain which, if any, exclusions and/or exemptions you intend to rely on in order to avoid being deemed an “investment company” required to be registered under the 1940 Act and address potential liabilities, rescission rights, and other adverse consequences which may impair or prevent future operations by you and your affiliates, if applicable.

Company Response. The Company has revised the Offering Statement on page 7 to add the requested risk factor.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Simon Wood at (212) 969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb

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